--------------------------------------------------------------------------------
CUSIP No. 028884104                SCHEDULE 13D           Page 1 of 33
--------------------------------------------------------------------------------


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)

                        AMERICAN PHYSICIANS CAPITAL, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)
                                    028884104
                                 (CUSIP Number)

                               Mr. Joseph Stilwell
                             26 Broadway, 23rd Floor
                            New York, New York 10004
                            Telephone: (212) 269-5800

                                 with a copy to:
                              Mary Ann Frantz, Esq.
                                 Miller Nash LLP
                             3400 U.S. Bancorp Tower
                              111 S.W. Fifth Avenue
                           Portland, Oregon 97204-3699
                            Telephone: (503) 224-5858
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 3, 2004
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
CUSIP No. 028884104                SCHEDULE 13D           Page 2 of 33
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
         1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
--------------------------------------------------------------------------------
            Stilwell Value Partners II, L.P.

--------------------------------------------------------------------------------
         2. Check the Appropriate Box if a Member of a Group (See Instructions)
--------------------------------------------------------------------------------
            (a) [X]

--------------------------------------------------------------------------------
            (b)

--------------------------------------------------------------------------------
         3. SEC Use Only
            ....................................................................
--------------------------------------------------------------------------------
         4. Source of Funds (See Instructions) WC, OO

--------------------------------------------------------------------------------
         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
         6. Citizenship or Place of Organization: Delaware
--------------------------------------------------------------------------------
Number of         7. Sole Voting Power: 0
Shares            --------------------------------------------------------------
Beneficially      8. Shared Voting Power: 620,000
Owned by          --------------------------------------------------------------
Each              9. Sole Dispositive Power: 0
Reporting         --------------------------------------------------------------
Person With       10. Shared Dispositive Power: 620,000
--------------------------------------------------------------------------------
        11. Aggregate Amount Beneficially Owned by Each Reporting Person:
            620,000
--------------------------------------------------------------------------------
        12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
--------------------------------------------------------------------------------
        13. Percent of Class Represented by Amount in Row (11): 7.3%

--------------------------------------------------------------------------------
        14. Type of Reporting Person (See Instructions)
            PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 028884104                SCHEDULE 13D           Page 3 of 33
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
         1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
--------------------------------------------------------------------------------
            Stilwell Value Partners V, L.P.

--------------------------------------------------------------------------------
         2. Check the Appropriate Box if a Member of a Group (See Instructions)
--------------------------------------------------------------------------------
            (a) [X]

--------------------------------------------------------------------------------
            (b)

--------------------------------------------------------------------------------
         3. SEC Use Only
            ....................................................................
--------------------------------------------------------------------------------
         4. Source of Funds (See Instructions) WC, OO

--------------------------------------------------------------------------------
         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
         6. Citizenship or Place of Organization: Delaware
--------------------------------------------------------------------------------
Number of         7. Sole Voting Power: 0
Shares            --------------------------------------------------------------
Beneficially      8. Shared Voting Power: 620,000
Owned by          --------------------------------------------------------------
Each              9. Sole Dispositive Power: 0
Reporting         --------------------------------------------------------------
Person With       10. Shared Dispositive Power: 620,000
--------------------------------------------------------------------------------
        11. Aggregate Amount Beneficially Owned by Each Reporting Person:
            620,000
--------------------------------------------------------------------------------
        12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
--------------------------------------------------------------------------------
        13. Percent of Class Represented by Amount in Row (11): 7.3%

--------------------------------------------------------------------------------
        14. Type of Reporting Person (See Instructions)
            PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 028884104                SCHEDULE 13D           Page 4 of 33
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
         1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
--------------------------------------------------------------------------------
            Stilwell Associates, L.P.

--------------------------------------------------------------------------------
         2. Check the Appropriate Box if a Member of a Group (See Instructions)
--------------------------------------------------------------------------------
            (a) [X]

--------------------------------------------------------------------------------
            (b)

--------------------------------------------------------------------------------
         3. SEC Use Only
            ....................................................................
--------------------------------------------------------------------------------
         4. Source of Funds (See Instructions) WC, OO

--------------------------------------------------------------------------------
         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
         6. Citizenship or Place of Organization: Delaware
--------------------------------------------------------------------------------
Number of         7. Sole Voting Power: 0
Shares            --------------------------------------------------------------
Beneficially      8. Shared Voting Power: 620,000
Owned by          --------------------------------------------------------------
Each              9. Sole Dispositive Power: 0
Reporting         --------------------------------------------------------------
Person With       10. Shared Dispositive Power: 620,000
--------------------------------------------------------------------------------
        11. Aggregate Amount Beneficially Owned by Each Reporting Person:
            620,000
--------------------------------------------------------------------------------
        12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
--------------------------------------------------------------------------------
        13. Percent of Class Represented by Amount in Row (11): 7.3%

--------------------------------------------------------------------------------
        14. Type of Reporting Person (See Instructions)
            PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 028884104                SCHEDULE 13D           Page 5 of 33
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
         1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
--------------------------------------------------------------------------------
            Stilwell Partners, L.P.

--------------------------------------------------------------------------------
         2. Check the Appropriate Box if a Member of a Group (See Instructions)
--------------------------------------------------------------------------------
            (a) [X]

--------------------------------------------------------------------------------
            (b)

--------------------------------------------------------------------------------
         3. SEC Use Only
            ....................................................................
--------------------------------------------------------------------------------
         4. Source of Funds (See Instructions) WC, OO

--------------------------------------------------------------------------------
         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
         6. Citizenship or Place of Organization: Delaware
--------------------------------------------------------------------------------
Number of         7. Sole Voting Power: 0
Shares            --------------------------------------------------------------
Beneficially      8. Shared Voting Power: 620,000
Owned by          --------------------------------------------------------------
Each              9. Sole Dispositive Power: 0
Reporting         --------------------------------------------------------------
Person With       10. Shared Dispositive Power: 620,000
--------------------------------------------------------------------------------
        11. Aggregate Amount Beneficially Owned by Each Reporting Person:
            620,000
--------------------------------------------------------------------------------
        12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
--------------------------------------------------------------------------------
        13. Percent of Class Represented by Amount in Row (11): 7.3%

--------------------------------------------------------------------------------
        14. Type of Reporting Person (See Instructions)
            PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 028884104                SCHEDULE 13D           Page 6 of 33
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
         1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
--------------------------------------------------------------------------------
            Stilwell Value LLC

--------------------------------------------------------------------------------
         2. Check the Appropriate Box if a Member of a Group (See Instructions)
--------------------------------------------------------------------------------
            (a) [X]

--------------------------------------------------------------------------------
            (b)

--------------------------------------------------------------------------------
         3. SEC Use Only
            ....................................................................
--------------------------------------------------------------------------------
         4. Source of Funds (See Instructions) WC, OO

--------------------------------------------------------------------------------
         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
         6. Citizenship or Place of Organization: Delaware
--------------------------------------------------------------------------------
Number of         7. Sole Voting Power: 0
Shares            --------------------------------------------------------------
Beneficially      8. Shared Voting Power: 620,000
Owned by          --------------------------------------------------------------
Each              9. Sole Dispositive Power: 0
Reporting         --------------------------------------------------------------
Person With       10. Shared Dispositive Power: 620,000
--------------------------------------------------------------------------------
        11. Aggregate Amount Beneficially Owned by Each Reporting Person:
            620,000
--------------------------------------------------------------------------------
        12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
--------------------------------------------------------------------------------
        13. Percent of Class Represented by Amount in Row (11): 7.3%

--------------------------------------------------------------------------------
        14. Type of Reporting Person (See Instructions)
            OO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 028884104                SCHEDULE 13D           Page 7 of 33
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
         1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
--------------------------------------------------------------------------------
            Joseph Stilwell

--------------------------------------------------------------------------------
         2. Check the Appropriate Box if a Member of a Group (See Instructions)
--------------------------------------------------------------------------------
            (a) [X]

--------------------------------------------------------------------------------
            (b)

--------------------------------------------------------------------------------
         3. SEC Use Only
            ....................................................................
--------------------------------------------------------------------------------
         4. Source of Funds (See Instructions) PF, OO

--------------------------------------------------------------------------------
         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
         6. Citizenship or Place of Organization: United States
--------------------------------------------------------------------------------
Number of         7. Sole Voting Power: 0
Shares            --------------------------------------------------------------
Beneficially      8. Shared Voting Power: 620,000
Owned by          --------------------------------------------------------------
Each              9. Sole Dispositive Power: 0
Reporting         --------------------------------------------------------------
Person With       10. Shared Dispositive Power: 620,000
--------------------------------------------------------------------------------
        11. Aggregate Amount Beneficially Owned by Each Reporting Person:
            620,000
--------------------------------------------------------------------------------
        12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
--------------------------------------------------------------------------------
        13. Percent of Class Represented by Amount in Row (11): 7.3%

--------------------------------------------------------------------------------
        14. Type of Reporting Person (See Instructions)
            IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 028884104                SCHEDULE 13D           Page 8 of 33
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
         1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
--------------------------------------------------------------------------------
            Spencer L. Schneider

--------------------------------------------------------------------------------
         2. Check the Appropriate Box if a Member of a Group (See Instructions)
--------------------------------------------------------------------------------
            (a) [X]

--------------------------------------------------------------------------------
            (b)

--------------------------------------------------------------------------------
         3. SEC Use Only
            ....................................................................
--------------------------------------------------------------------------------
         4. Source of Funds (See Instructions) PF, OO

--------------------------------------------------------------------------------
         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
         6. Citizenship or Place of Organization: United States
--------------------------------------------------------------------------------
Number of         7. Sole Voting Power: 280
Shares            --------------------------------------------------------------
Beneficially      8. Shared Voting Power: 30,000
Owned by          --------------------------------------------------------------
Each              9. Sole Dispositive Power: 280
Reporting         --------------------------------------------------------------
Person With       10. Shared Dispositive Power: 30,000
--------------------------------------------------------------------------------
        11. Aggregate Amount Beneficially Owned by Each Reporting Person: 30,280
--------------------------------------------------------------------------------
        12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
--------------------------------------------------------------------------------
        13. Percent of Class Represented by Amount in Row (11): 0.4%

--------------------------------------------------------------------------------
        14. Type of Reporting Person (See Instructions)
            IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 028884104                SCHEDULE 13D           Page 9 of 33
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
         1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
--------------------------------------------------------------------------------
            Kevin D. Padrick

--------------------------------------------------------------------------------
         2. Check the Appropriate Box if a Member of a Group (See Instructions)
--------------------------------------------------------------------------------
            (a) [X]

-------------------------------------------------------------------------------
            (b)

--------------------------------------------------------------------------------
         3. SEC Use Only
            ....................................................................
--------------------------------------------------------------------------------
         4. Source of Funds (See Instructions) OO

--------------------------------------------------------------------------------
         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
         6. Citizenship or Place of Organization: United States
--------------------------------------------------------------------------------
Number of         7. Sole Voting Power: 0
Shares            --------------------------------------------------------------
Beneficially      8. Shared Voting Power: 10,000
Owned by          --------------------------------------------------------------
Each              9. Sole Dispositive Power: 0
Reporting         --------------------------------------------------------------
Person With       10. Shared Dispositive Power: 10,000
--------------------------------------------------------------------------------
        11. Aggregate Amount Beneficially Owned by Each Reporting Person: 10,000

--------------------------------------------------------------------------------
        12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
--------------------------------------------------------------------------------
        13. Percent of Class Represented by Amount in Row (11): 0.1%

--------------------------------------------------------------------------------
        14. Type of Reporting Person (See Instructions)
            IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 028884104                SCHEDULE 13D           Page 10 of 33
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
         1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
--------------------------------------------------------------------------------
            John Stilwell

--------------------------------------------------------------------------------
         2. Check the Appropriate Box if a Member of a Group (See Instructions)
--------------------------------------------------------------------------------
            (a) [X]

--------------------------------------------------------------------------------
            (b)

--------------------------------------------------------------------------------
         3. SEC Use Only
            ....................................................................
--------------------------------------------------------------------------------
         4. Source of Funds (See Instructions) PF

--------------------------------------------------------------------------------
         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
         6. Citizenship or Place of Organization: United States
--------------------------------------------------------------------------------
Number of         7. Sole Voting Power: 2,200
Shares            --------------------------------------------------------------
Beneficially      8. Shared Voting Power: 0
Owned by          --------------------------------------------------------------
Each              9. Sole Dispositive Power: 2,200
Reporting         --------------------------------------------------------------
Person With       10. Shared Dispositive Power: 0
--------------------------------------------------------------------------------
        11. Aggregate Amount Beneficially Owned by Each Reporting Person: 2,200
--------------------------------------------------------------------------------
        12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
--------------------------------------------------------------------------------
        13. Percent of Class Represented by Amount in Row (11): .02%

--------------------------------------------------------------------------------
        14. Type of Reporting Person (See Instructions)
            IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 028884104                SCHEDULE 13D           Page 11 of 33
--------------------------------------------------------------------------------

Item 1.   Security and Issuer

            This is the second amendment (the "Second Amendment") to the original Schedule 13D, which was filed on November 25, 2002 ("Original Schedule 13D"), and amended on July 29, 2004 (the "First Amendment"). The Second Amendment is filed jointly by Stilwell Value Partners II, L.P., a Delaware limited partnership ("Stilwell Value Partners II"); Stilwell Value Partners V, L.P., a Delaware limited partnership ("Stilwell Value Partners V"); Stilwell Associates, L.P., a Delaware limited partnership ("Stilwell Associates"); Stilwell Partners, L.P., a Delaware limited partnership ("Stilwell Partners"); Stilwell Value LLC, a Delaware limited liability company ("Stilwell Value LLC") and the general partner of Stilwell Value Partners II, Stilwell Value Partners V and Stilwell Associates; Joseph Stilwell, managing and sole member of Stilwell Value LLC and the general partner of Stilwell Partners; Spencer L. Schneider; Kevin D. Padrick; and John Stilwell. All of the filers of this statement are collectively referred to as the "Group".

            This statement relates to the common stock ("Common Stock") of American Physicians Capital, Inc. ("Issuer" or "ACAP"). The address of the principal executive offices of the Issuer is 1301 North Hagadorn Road, East Lansing, Michigan 48823. The joint filing agreement of the members of the Group is attached to the Original Schedule 13D as Exhibit 1. Copies of the Powers of Attorney given by Mr. Schneider and Mr. Padrick to Joseph Stilwell are attached to the Original Schedule 13D as Exhibit 2. The amended joint filing agreement of the members of the Group is attached to this Second Amendment as Exhibit 5. A copy of the Power of Attorney given by John Stilwell to Joseph Stilwell is attached to this Second Amendment as Exhibit 6.

Item 2.   Identity and Background

            (a)-(c) This statement is filed by Joseph Stilwell, with respect to the shares of Common Stock beneficially owned by Joseph Stilwell, including shares of Common Stock held in the names of Stilwell Value Partners II, Stilwell Value Partners V, Stilwell Associates and Stilwell Partners, in Joseph Stilwell's capacity as the general partner of Stilwell Partners and as the managing and sole member of Stilwell Value LLC which is the general partner of Stilwell Value Partners II, Stilwell Value Partners V and Stilwell Associates.

            The business address of Stilwell Value Partners II, Stilwell Value Partners V, Stilwell Associates, Stilwell Partners, Stilwell Value LLC and Joseph Stilwell is 26 Broadway, 23rd Floor, New York, New York 10004.

            The principal employment of Joseph Stilwell is investment management. Stilwell Value Partners II, Stilwell Value Partners V, Stilwell Associates and Stilwell Partners are private investment partnerships engaged in the purchase and sale of securities for their own accounts. Stilwell Value LLC is in the business of serving as the general partner of Stilwell Value Partners II, Stilwell Value Partners V and Stilwell Associates.

            This statement is also filed by Spencer L. Schneider with respect to the shares of Common Stock beneficially owned by him and with respect to options to purchase shares of Common Stock. Mr. Schneider's business address is 70 Lafayette Street, New York, New York 10013. Mr. Schneider is an attorney engaged in the private practice of law.

--------------------------------------------------------------------------------
CUSIP No. 028884104                SCHEDULE 13D           Page 12 of 33
--------------------------------------------------------------------------------

            This statement is also filed by Kevin D. Padrick with respect to options to purchase shares of Common Stock. Mr. Padrick's business address is 12 River Road, Sunriver, Oregon 97707. Mr. Padrick, an attorney, is a consultant for businesses in need of an individual with a background in both business and law.

            This statement is also filed by John Stilwell with respect to the shares of Common Stock beneficially owned by him. John Stilwell's business address is 26 Broadway, 23rd Floor, New York, New York 10004. John Stilwell is employed by Stilwell Partners as an analyst. John Stilwell and Joseph Stilwell are brothers.

            (d) During the past five years, no member of the Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) During the past five years, no member of the Group has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

            (f) Joseph Stilwell, Mr. Schneider, Mr. Padrick and John Stilwell are citizens of the United States.

Item 3.   Source and Amount of Funds or Other Consideration

            The amount of funds expended by Stilwell Value Partners II to acquire the 166,600 shares of Common Stock it purchased since the filing of the First Amendment is $4,585,626.04. Such funds were provided in part from Stilwell Value Partners II's available capital and, from time to time, in part by margin account loans from subsidiaries of The Bear Stearns Companies, Inc. ("Bear Stearns"), extended in the ordinary course of business.

            Stilwell Value Partners V has not purchased any shares of Common Stock since the filing of the First Amendment.

            Stilwell Associates has not purchased any shares of Common Stock since the filing of the First Amendment.

            Stilwell Partners has not purchased any shares of Common Stock since the filing of the First Amendment.

            Joseph Stilwell has not purchased any shares of Common Stock since the filing of the Original Schedule 13D.

            Spencer Schneider exercised an option to purchase 30,000 shares of Common Stock on August 5, 2004, by using a cashless exercise procedure under which he received the net number of shares after withholding shares based on an agreed value of $27.20 per share, or 7,279.41 shares,

--------------------------------------------------------------------------------
CUSIP No. 028884104                SCHEDULE 13D           Page 13 of 33
--------------------------------------------------------------------------------

and simultaneously sold those shares back to Stilwell Value Partners V, the grantor of the option, for an aggregate price of $198,000.

            Kevin Padrick has not purchased any shares of Common Stock since the filing of the Original Schedule 13D.

            The amount of funds expended to date by John Stilwell to acquire the 2,200 shares of Common Stock he purchased is $60,231.60. Such funds were provided from John Stilwell's personal funds in his IRA account.

            All purchases of shares of Common Stock made by members of the Group using funds borrowed from Bear Stearns, if any, were made in margin transactions on Bear Stearns' usual terms and conditions. All or part of the shares of Common Stock owned by members of the Group may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such entities to members of the Group. Such loans generally bear interest at a rate based upon the broker's call rate from time to time in effect. Such indebtedness, if any, may be refinanced with other banks or broker-dealers.

Item 4.   Purpose of Transaction

            The purpose of the acquisition of shares of Common Stock of the Issuer by members of the Group is to profit from the appreciation in the market price of the shares of Common Stock through the assertion of shareholder rights. To the extent that such conduct is not inconsistent with any of the terms of the standstill agreement referred to below (the "ACAP Standstill Agreement") or with any applicable laws or regulations, the Group may assert shareholder rights in the future with the intent to influence the policies of the Issuer. The members of the Group do not believe the value of the Issuer's assets is adequately reflected in the current market price of the Issuer's Common Stock.

            Members of the Group are filing this Second Amendment, as detailed in Items 3 and 5 herein, to report the acquisition of additional shares of Common Stock.

            On December 14, 2001, certain members of the Group filed a petition with the Michigan Office of Financial and Insurance Services ("OFIS") seeking permission, under the Michigan Insurance Code, to solicit proxies to elect two persons to the Board of Directors of the Issuer. By letter dated January 18, 2002, OFIS Commissioner Frank M. Fitzgerald, finding the petition "persuasive on the merits," approved the petition, granting members of the Group the authority to solicit proxies without further authorization from OFIS. On January 29, 2002, Stilwell Associates noticed its intent to nominate Spencer L. Schneider and Kevin D. Padrick as directors to fill the two seats expiring at the 2002 annual shareholders meeting.

            On February 20, 2002, the Issuer and members of the Group entered into the ACAP Standstill Agreement whereby, among other things, the Issuer expanded its Board from six to seven seats and invited Mr. Schneider to fill that seat. Additionally, the Issuer's Board agreed to promptly consider using its capital to repurchase 15% of the Issuer's outstanding shares for each of 2002 and 2003. In exchange, the Group agreed, among other things, to support the Issuer's slate of directors at the 2002 annual shareholders meeting and at all annual shareholders meetings during the three-year term of the ACAP Standstill Agreement. A copy of the ACAP Standstill Agreement

--------------------------------------------------------------------------------
CUSIP No. 028884104                SCHEDULE 13D           Page 14 of 33
--------------------------------------------------------------------------------

as amended in October 2002, which expires on February 20, 2005, is attached to the Original Schedule 13D as Exhibit 3. On May 8, 2002, at the Issuer's annual shareholders meeting, Mr. Schneider was elected to a three-year term.

            Since the filing of the Original Schedule 13D: (a) on November 6, 2003, the Issuer announced a reserve charge and that it would explore its options to maximize shareholder value -- it subsequently announced it had retained Sandler O'Neill & Partners, L.P. to assist the Board in this regard;
(b) on November 6, 2003, the Issuer also announced that it would exit from the healthcare and workers compensation businesses; (c) on December 2, 2003, the Issuer announced that its President and Chief Executive Officer, William Cheeseman, would take early retirement on December 31, 2003; (d) on December 23, 2003, the Issuer named Kevin Clinton as its new President and Chief Executive Officer; and (e) on June 24, 2004, the Issuer announced that, after a diligent and thorough review and examination, the Board determined that the best means to maximize shareholder value was to continue to execute the Issuer's current business strategy of shedding non-core businesses and focusing on its core business line in its core markets. On July 28, 2004, the Board extended its waiver of the limitation contained in the ACAP Standstill Agreement, which otherwise prohibited members of the Group from holding or purchasing more than 5% of the outstanding shares of Common Stock.

            So long as not inconsistent with the terms of the ACAP Standstill Agreement, members of the Group reserve their rights to exercise their shareholder rights. Such reserved rights include, in the future, without limitation, the rights to: (a) communicate and discuss their views with other shareholders, including discussions concerning the election of directors to the Board and ways to maximize shareholder value; (b) seek additional representation on the Issuer's Board; and/or (c) solicit proxies or written consents from other shareholders of the Issuer with respect to additional Board representation or other proposals for shareholder action.

            Members of the Group may seek to make additional purchases of shares of Common Stock. Except as noted in this Second Amendment, no member of the Group has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of
Schedule 13D. So long as not inconsistent with the terms of the ACAP Standstill Agreement, members of the Group may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.

            On May 1, 2000, certain members of the Group (the "Stilwell SPN Group") filed a Schedule 13D in connection with the common stock of Security of Pennsylvania Financial Corp. ("SPN"). Thereafter, the Stilwell SPN Group communicated with management of SPN and scheduled a meeting with senior management in order to discuss maximizing short and long-term value of SPN's assets. On June 2, 2000, prior to the scheduled meeting, SPN and Northeast Pennsylvania Financial Corp. announced the signing of a definitive agreement under which Northeast Pennsylvania Financial Corp. agreed to acquire SPN and the Stilwell SPN Group disposed of its shares of SPN on the open market.

            On July 7, 2000, certain members of the Group (the "Stilwell CMRN Group") filed a Schedule 13D in connection with the common stock of Cameron Financial Corporation ("Cameron"). Thereafter the Stilwell CMRN Group exercised its shareholder rights by, among

--------------------------------------------------------------------------------
CUSIP No. 028884104                SCHEDULE 13D           Page 15 of 33
--------------------------------------------------------------------------------

other things, requesting that Cameron management hire an investment banker, demanding Cameron's list of shareholders, meeting with Cameron's management, demanding that Cameron invite the Stilwell CMRN Group's representatives to join the Board, writing to other Cameron shareholders to express their dismay with management's inability to maximize shareholder value and publishing that letter in the local press. On October 6, 2000, Cameron announced that it had entered into an agreement to be acquired by Dickinson Financial Corp. and the Stilwell CMRN Group disposed of its shares of Cameron on the open market.

            On January 4, 2001, certain members of the Group (the "Stilwell CFIC Group") filed a Schedule 13D in connection with the common stock of Community Financial Corp. ("CFIC"). The Stilwell CFIC Group reported that it acquired the stock of CFIC for investment purposes after CFIC announced the sale of two of its four subsidiary banks and its intention to sell one or more of its remaining subsidiaries. On January 25, 2001, CFIC announced the sale of one of its remaining subsidiaries. The Stilwell CFIC Group then announced its intention to run an alternate slate of directors at the 2001 annual meeting if CFIC did not sell the remaining subsidiary by then. On March 27, 2001, members of the Stilwell CFIC Group wrote to CFIC confirming that CFIC had agreed to meet with one of the Stilwell CFIC Group's proposed nominees to the Board. On March 30, 2001, before the meeting took place, CFIC announced that it had agreed to be merged with First Financial Corporation. The Stilwell CFIC Group, having accomplished its purpose of maximizing shareholder value, announced that it would not seek representation on the Board or solicit proxies for use at the annual meeting.

            On February 23, 2001, certain members of the Group (the "Stilwell MONT Group") filed a Schedule 13D in connection with the common stock of Montgomery Financial Corporation ("Montgomery"). In its Schedule 13D, the
Stilwell MONT Group stated that it acquired the stock of Montgomery for investment purposes and that it believed the value of Montgomery's assets exceeded its current market price. On April 20, 2001, members of the Stilwell MONT Group met with Montgomery's management, suggested to management that it should maximize shareholder value by selling the institution and notified management that it would run an alternate slate of directors at the 2001 annual meeting unless Montgomery entered into a transaction. Eleven days after the
Schedule 13D was filed, Montgomery's Board amended its bylaws to require that nominees to its Board must: (a) reside locally, (b) have a loan or deposit relationship with Montgomery's subsidiary bank for at least twelve months prior to nomination, (c) have served as a member of a local civic or community organization for at least twelve months during the five years prior to the nomination to the Board, and (d) own 100 shares of Montgomery's stock. Additionally, the amended bylaws shortened the time for shareholders to notice their intention to nominate alternate directors at the 2001 annual meeting. On June 5, 2001, Montgomery announced that it had hired an investment banking firm, to "help evaluate available alternatives to improve financial performance and maximize shareholder value. . . . [including] a potential acquisition or merger." On June 13, 2001, the Stilwell MONT Group timely noticed its intention to nominate to Montgomery's Board two persons who qualified under the amended bylaws. On July 24, 2001, Montgomery announced that it signed a definitive agreement with Union Community Bancorp ("Union") providing for the merger of Montgomery into Union.

            On June 14, 2001, certain members of the Group (the "Stilwell HCBB Group") filed a Schedule 13D in connection with the common stock of HCB Bancshares, Inc. ("HCBB"). On or about September 4, 2001, the Stilwell HCBB Group reported that it had entered into a standstill

--------------------------------------------------------------------------------
CUSIP No. 028884104                SCHEDULE 13D           Page 16 of 33
--------------------------------------------------------------------------------

agreement with HCBB whereby, among other things, HCBB would appoint a director selected by the Stilwell HCBB Group. HCBB also agreed to consider conducting a Dutch tender auction. Additionally, HCBB agreed to adopt annual financial targets. HCBB also agreed that if it did not achieve the financial targets, it would retain an investment banking firm to help it to explore available alternatives to maximizing shareholder value. On October 22, 2001, the Stilwell HCBB Group reported that HCBB had named its nominee, John G. Rich, Esq., as a director. On January 31, 2002, HCBB announced a modified Dutch tender auction to repurchase 20% of its shares. Subsequent to the standstill agreement, HCBB announced and completed a number of 5% share repurchase programs, and, between the filing of the Stilwell HCBB Group's Schedule 13D and up until August 31, 2003, HCBB's outstanding share count decreased by 33%. HCBB did not achieve the financial target enumerated in the standstill agreement for the fiscal year ended June 30, 2003. Pursuant to the terms of the standstill agreement, on August 12, 2003, HCBB announced that it retained Gerrish & McCreary PC (a regional investment banking firm) to assist HCBB in exploring available alternatives for maximizing shareholder value, including a sale of HCBB. On January 14, 2004, HCBB announced that it had agreed to be acquired by Rock Bancshares Inc., and having accomplished its objective of maximizing shareholder value, the Stilwell HCBB Group disposed of its shares of HCBB on the open market.

            On December 15, 2000, certain members of the Group (the "Stilwell OTFC Group") filed a Schedule 13D in connection with the common stock of Oregon Trail Financial Corp. ("OTFC"). In January 2001, members of the Stilwell OTFC Group met with the management of OTFC to discuss its concerns that management was not maximizing shareholder value and it proposed that OTFC voluntarily place its nominees on the Board. OTFC rejected the Stilwell OTFC Group's proposal, and the Stilwell OTFC Group immediately announced its intention to solicit proxies to elect a Board nominee. OTFC refused to produce its complete shareholder list to the Stilwell OTFC Group and it sued OTFC in Baker County, Oregon. The court ultimately ordered OTFC to produce the complete list and to pay $10,000 in attorneys' fees to the Stilwell OTFC Group. The Stilwell OTFC Group also initiated lawsuits against two OTFC directors alleging that one director had allegedly violated OTFC's residency requirement and that the other director had allegedly committed perjury while testifying about his co-director in the first suit. Both suits were dismissed pre-trial but the Stilwell OTFC Group filed an appeal in one suit and was permitted to re-file the other suit in state court. On or about August 16, 2001, the Stilwell OTFC Group began to solicit proxies from shareholders to elect Kevin D. Padrick, Esq. to the Board of OTFC. On September 12, 2001, OTFC filed suit against the Manhattan-based Stilwell OTFC Group in Portland, Oregon's federal district court and moved to invalidate the Stilwell OTFC Group's proxies, but the court denied the motion and the election proceeded. During the election, OTFC announced the hiring of an investment banking firm. The Stilwell OTFC Group argued in its proxy materials that OTFC should have used its excess capital to repurchase its shares at prices below book value. In the five months after the filing of the Stilwell OTFC Group's first proxy statement (i.e., from August 1, 2001 though December 31, 2001), OTFC repurchased approximately 15% of its shares.

            On October 12, 2001, at OTFC's Annual Meeting, OTFC's shareholders elected the Stilwell OTFC Group's candidate to the Board by a 2-1 margin. On March 12, 2002, OTFC and members of the Stilwell OTFC Group entered into a standstill agreement pursuant to which, among other things, OTFC agreed to achieve annual targets for its return on equity, to reduce its current capital ratio, to obtain advice from its investment banker regarding annual 10% stock repurchases, to re-elect the Stilwell OTFC Group's director to the Board at the end of his current term, to maintain a

--------------------------------------------------------------------------------
CUSIP No. 028884104                SCHEDULE 13D           Page 17 of 33
--------------------------------------------------------------------------------

seat for the Stilwell OTFC Group's director, or a replacement director, for five years, to reimburse a portion of the Stilwell OTFC Group's expenses incurred in the proxy contest, and to withdraw, with prejudice, the pending lawsuit against members of the Stilwell OTFC Group. In exchange, members of the Stilwell OTFC Group agreed, among other things, to refrain from seeking additional seats on OTFC's Board and to support OTFC. On or about February 24, 2003, OTFC and FirstBank NW Corp. ("FBNW") announced the signing of a definitive agreement whereby OTFC and FBNW would be merged, and the Stilwell OTFC Group subsequently announced that, having accomplished its objective of maximizing shareholder value, it had disposed of substantially all of its shares on the open market.

            On June 30, 2003, certain members of the Group (the "Stilwell FPIC Group") filed a Schedule 13D in connection with the common stock of FPIC Insurance Group, Inc. ("FPIC"). On August 12, 2003, the Florida Office of Insurance Regulation approved the Stilwell FPIC Group's application to acquire more than 5% of FPIC's shares of common stock and to hold board seats and exercise its shareholder rights. On November 10, 2003, pursuant to the Group's request to FPIC, the Group's nominee, John G. Rich, Esq., became a director of FPIC. In connection with Mr. Rich's appointment to the Board, the Issuer and members of the Group entered into a confidentiality agreement.

            On March 29, 2004, certain members of the Group (the "Stilwell COMB Group") filed a Schedule 13D in connection with the common stock of Community Bancshares, Inc. ("COMB"). The Stilwell COMB Group reported that it intended to meet with COMB's management to discuss the steps that management planned to take to address the challenges confronting COMB and that if the Stilwell COMB Group believes management is dealing effectively with such challenges, it would likely support current management. The Stilwell COMB Group reserved its right to exercise its shareholders rights to maximize the value of COMB's shares, which it does not believe adequately reflects the value of COMB's assets.

Item 5.   Interest in Securities of the Issuer

            The percentages used in this Second Amendment are calculated based upon the number of outstanding shares of Common Stock, 8,502,537, reported as the number of outstanding shares as of June 25, 2004, in the Issuer's proxy statement dated June 30, 2004. All purchases and sales of shares of Common Stock reported herein, other than through the exercise of options, were made in open market transactions on The Nasdaq Stock Market.

(A) Stilwell Value Partners II

     (a)    Aggregate number of shares beneficially owned: 620,000
            Percentage: 7.3%

     (b)    1. Sole power to vote or to direct vote: 0
            2. Shared power to vote or to direct vote: 620,000
            3. Sole power to dispose or to direct the disposition: 0
            4. Shared power to dispose or to direct disposition: 620,000

     (c) Within the past sixty days, Stilwell Value Partners II has purchased 166,600 shares of Common Stock for a total of $4,585,626.04, per the chart below:

--------------------------------------------------------------------------------
CUSIP No. 028884104                SCHEDULE 13D           Page 18 of 33
--------------------------------------------------------------------------------


       ---------------------------------------------------------------------
          Date      Number of Shares    Price Per Share ($)   Total Proceeds ($)
       ---------------------------------------------------------------------
         8/2/2004         70,000             27.3900           1,917,300.00
       ---------------------------------------------------------------------
         8/3/2004         57,500             27.5100           1,581,825.00
       ---------------------------------------------------------------------
         8/3/2004         15,000             27.4300             411,450.00
       ---------------------------------------------------------------------
         8/4/2004         14,300             27.9800             400,114.00
       ---------------------------------------------------------------------
         8/5/2004          9,800             28.0548             274,937.04
       ---------------------------------------------------------------------


     (d) Because he is the managing and sole member of Stilwell Value LLC, which is the general partner of Stilwell Value Partners II, Joseph Stilwell has the power to direct the affairs of Stilwell Value Partners II, including the voting and disposition of shares of Common Stock held in the name of Stilwell Value Partners II. Therefore, Joseph Stilwell is deemed to share voting and disposition power with Stilwell Value Partners II with regard to those shares of Common Stock.

(B) Stilwell Value Partners V

     (a)    Aggregate number of shares beneficially owned: 620,000
            Percentage: 7.3%

     (b)    1. Sole power to vote or to direct vote: 0
            2. Shared power to vote or to direct vote: 620,000
            3. Sole power to dispose or to direct the disposition: 0
            4. Shared power to dispose or to direct disposition: 620,000

     (c) On August 3, 2004, Stilwell Value Partners V sold 15,000 shares of Common Stock for $27.43 per share for a total of $411,450.00.

     (d) Because he is the managing and sole member of Stilwell Value LLC, which is the general partner of Stilwell Value Partners V, Joseph Stilwell has the power to direct the affairs of Stilwell Value Partners V, including the voting and disposition of shares of Common Stock held in the name of Stilwell Value Partners V. Therefore, Joseph Stilwell is deemed to share voting and disposition power with Stilwell Value Partners V with regard to those shares of Common Stock.

(C)   Stilwell Associates

     (a)    Aggregate number of shares beneficially owned: 620,000
            Percentage: 7.3%

     (b)    1. Sole power to vote or to direct vote: 0
            2. Shared power to vote or to direct vote: 620,000
            3. Sole power to dispose or to direct the disposition: 0
            4. Shared power to dispose or to direct disposition: 620,000

     (c) Within the past sixty days, Stilwell Associates has not engaged in any transactions of shares of Common Stock.

     (d) Because he is the managing and sole member of Stilwell Value LLC, which is the general partner of Stilwell Associates, Joseph Stilwell has the power to direct the affairs of Stilwell Associates, including the voting and disposition of shares of Common Stock held in the name of Stilwell Associates. Therefore, Joseph Stilwell is deemed to share voting and disposition power with Stilwell Associates with regard to those shares of Common Stock.

--------------------------------------------------------------------------------
CUSIP No. 028884104                SCHEDULE 13D           Page 19 of 33
--------------------------------------------------------------------------------

(D)   Stilwell Partners

     (a)    Aggregate number of shares beneficially owned: 620,000
            Percentage: 7.3%

     (b)    1. Sole power to vote or to direct vote: 0
            2. Shared power to vote or to direct vote: 620,000
            3. Sole power to dispose or to direct the disposition: 0
            4. Shared power to dispose or to direct disposition: 620,000

     (c) Within the past sixty days, Stilwell Partners has not engaged in any transactions of shares of Common Stock.

     (d) Because he is the general partner of Stilwell Partners, Joseph Stilwell has the power to direct the affairs of Stilwell Partners, including the voting and disposition of shares of Common Stock held in the name of Stilwell Partners. Therefore, Joseph Stilwell is deemed to share voting and disposition power with Stilwell Partners with regard to those shares of Common Stock.

(E) Stilwell Value LLC

     (a)    Aggregate number of shares beneficially owned: 620,000
            Percentage: 7.3%

     (b)    1. Sole power to vote or to direct vote: 0
            2. Shared power to vote or to direct vote: 620,000
            3. Sole power to dispose or to direct the disposition: 0
            4. Shared power to dispose or to direct disposition: 620,000

     (c)    Stilwell Value LLC has made no purchases of shares of Common Stock.

     (d) Because he is the managing and sole member of Stilwell Value LLC, Joseph Stilwell has the power to direct the affairs of Stilwell Value LLC. Stilwell Value LLC is the general partner of Stilwell Value Partners II, Stilwell Value Partners V and Stilwell Associates. Therefore, Stilwell Value LLC may be deemed to share with Joseph Stilwell voting and disposition power with regard to the shares of Common Stock held by Stilwell Value Partners II, Stilwell Value Partners V and Stilwell Associates.

(F)    Joseph Stilwell

     (a)    Aggregate number of shares beneficially owned: 620,000
            Percentage: 7.3%

     (b)    1. Sole power to vote or to direct vote: 0
            2. Shared power to vote or to direct vote: 620,000
            3. Sole power to dispose or to direct the disposition: 0
            4. Shared power to dispose or to direct disposition: 620,000

     (c) Within the past sixty days, Joseph Stilwell has not engaged in any transactions of Common Stock.

(G) Spencer L. Schneider

     (a)    Aggregate number of shares beneficially owned: 30,280
            Percentage: 0.4%

     (b)    1. Sole power to vote or to direct vote: 280

--------------------------------------------------------------------------------
CUSIP No. 028884104                SCHEDULE 13D           Page 20 of 33
--------------------------------------------------------------------------------

            2. Shared power to vote or to direct vote: 30,000
            3. Sole power to dispose or to direct the disposition: 280
            4. Shared power to dispose or to direct disposition: 30,000

     (c) On August 5, 2004, pursuant to the agreement attached as Exhibit 4 to the Original Schedule 13D, Mr. Schneider exercised options to purchase 30,000 shares of Common Stock at $20.60 per share by using a cashless exercise procedure under which he received the net number of shares after withholding shares based on an agreed value of $27.20 per share, or 7,279.41 shares, and simultaneously sold those shares back to Stilwell Value Partners V, the grantor of the option, for an aggregate price of $198,000. Mr. Schneider is a party to an agreement with Stilwell Value Partners II and Stilwell Value Partners V, dated August 5, 2004, granting him options to purchase up to an additional 30,000 shares of Common Stock for $27.20 per share, which options are fully vested. A copy of this agreement is annexed as Exhibit 7.

(H) Kevin D. Padrick

     (a)    Aggregate number of shares beneficially owned: 10,000
            Percentage: 0.1%

     (b)    1. Sole power to vote or to direct vote: 0
            2. Shared power to vote or to direct vote: 10,000
            3. Sole power to dispose or to direct the disposition: 0
            4. Shared power to dispose or to direct disposition: 10,000

     (c) Within the past sixty days, Mr. Padrick has not engaged in any transactions of Common Stock.

(I)   John Stilwell

     (a)    Aggregate number of shares beneficially owned: 2,200
            Percentage: 0.02%

     (b)    1. Sole power to vote or to direct vote: 0
            2. Shared power to vote or to direct vote: 2,200
            3. Sole power to dispose or to direct the disposition: 0
            4. Shared power to dispose or to direct disposition: 2,200

     (c) On August 2, 2004, John Stilwell purchased 2,200 shares of Common Stock for $27.378 a share for a total of $60,231.60.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

            Other than the Amended Joint Filing Agreement filed as Exhibit 5 hereto, the agreements filed as Exhibit 4 to the Original Schedule 13D, the agreement filed as Exhibit 7 hereto, and as otherwise described below and in
Item 4 above regarding the ACAP Standstill Agreement filed as Exhibit 3 to the Original Schedule 13D, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or losses, or the giving or withholding of proxies, except for sharing of

--------------------------------------------------------------------------------
CUSIP No. 028884104                SCHEDULE 13D           Page 21 of 33
--------------------------------------------------------------------------------

profits. Stilwell Value LLC and Joseph Stilwell, in their capacities, respectively, as general partner of Stilwell Value Partners II, Stilwell Value Partners V and Stilwell Associates and managing and sole member of Stilwell Value LLC, and general partner of Stilwell Partners, as described in this First Amendment, are entitled to an allocation of a portion of profits. Stilwell Value Partners II and Stilwell Value Partners V have agreed to indemnify Mr.
Schneider and Stilwell Value Partners V and Stilwell Associates have agreed to indemnify Mr. Padrick for all costs and expenses arising out of or related to their nominations for election as directors of the Issuer. Stilwell Value Partners II and Stilwell Value Partners V have issued Mr. Schneider options to purchase 30,000 shares of Common Stock and Stilwell Value Partners V and Stilwell Associates have issued Mr. Padrick options to purchase 10,000 shares of Common Stock.

            See Items 1 and 2 above regarding disclosure of the relationships between members of the Group, which disclosure is incorporated herein by reference.

Item 7.   Material to be filed as Exhibits

       Exhibit No.      Description
          --            -----------
          1             Joint Filing Agreement*
          2             Powers of Attorney*
          3             Standstill Agreement*
          4             Agreements with Mr. Schneider and Mr. Padrick*
          5             Amended Joint Filing Agreement
          6             Power of Attorney of John Stilwell
          7             Amended Nominee Agreement


*Filed with Original Schedule 13D filed November 25, 2002

--------------------------------------------------------------------------------
CUSIP No. 028884104                SCHEDULE 13D           Page 22 of 33
--------------------------------------------------------------------------------

                                   SIGNATURES

            After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: August 5, 2004

                                          STILWELL VALUE PARTNERS II, L.P.

                                          By: STILWELL VALUE LLC
                                              General Partner

                                          /s/ Joseph Stilwell
                                          --------------------------------------
                                          By:   Joseph Stilwell
                                                Managing and Sole Member


                                          STILWELL VALUE PARTNERS V, L.P.

                                          By: STILWELL VALUE LLC
                                              General Partner

                                          /s/ Joseph Stilwell
                                          --------------------------------------
                                          By:   Joseph Stilwell
                                                Managing and Sole Member


                                          STILWELL ASSOCIATES, L.P.

                                          By: STILWELL VALUE LLC
                                              General Partner

                                          /s/ Joseph Stilwell
                                          --------------------------------------
                                          By:   Joseph Stilwell
                                                Managing and Sole Member


                                          STILWELL PARTNERS, L.P.

                                          By: STILWELL VALUE LLC
                                              General Partner

                                          /s/ Joseph Stilwell
                                          --------------------------------------
                                          By:   Joseph Stilwell
                                                Managing and Sole Member

--------------------------------------------------------------------------------
CUSIP No. 028884104                SCHEDULE 13D           Page 23 of 33
--------------------------------------------------------------------------------


                                          STILWELL VALUE LLC

                                          /s/ Joseph Stilwell
                                          --------------------------------------
                                          By:   Joseph Stilwell
                                                Managing and Sole Member

                                          JOSEPH STILWELL

                                          /s/ Joseph Stilwell
                                          --------------------------------------
                                          Joseph Stilwell

                                          SPENCER L. SCHNEIDER

                                          /s/ Spencer L. Schneider
                                          --------------------------------------
                                          Spencer L. Schneider

                                          KEVIN D. PADRICK

                                          /s/ Kevin D. Padrick
                                          --------------------------------------
                                          Kevin D. Padrick

                                          JOHN STILWELL

                                          /s/ John Stilwell
                                          --------------------------------------
                                          John Stilwell